FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: JUNE 2002

pt 6-30-02

02057608

SEC Registration Number 0-18670

NORTHERN DYNASTY MINERALS LTD.
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. Quarterly financial statement for the six months ended June 30, 2002 with management discussion and schedules.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN DYNASTY MINERALS LTD.

SHIRLEY MAIN

September 12, 2002

NORTHERN DYNASTY MINERALS LTD.
CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED JUNE 30, 2002
(Expressed in Canadian dollars)

(Unaudited - prepared by management)

NORTHERN DYNASTY MINERALS LTD.

Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

		June 30, 2002		December 31, 2001
Assets				
Current assets				
Cash and equivalents	$	964,506	$	2,044,956
Amounts receivable and prepaids		119,351		52,722
Advances to related parties (note 6)		344,937		487,155
		1,428,794		2,584,833
Equipment (note 3)		3,174		3,534
	$	1,431,968	$	2,588,367
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	205,756	$	183,889
Due to related parties (note 6)		8,413		584,655
		214,169		768,544
Shareholders' equity				
Share capital (note 5(b))		9,852,291		7,907,717
Deficit		(8,634,492)		(6,087,894)
		1,217,799		1,819,823
Mineral properites exploration (statement and note 4)				
Subsequent equity financing (note 8)				
	$	1,431,968	$	2,588,367

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

Jeffrey R. Mason
Director

Bruce A. Youngman
Director

NORTHERN DYNASTY MINERALS LTD.

Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Expenses				
Conference and travel	$ 12,622	$ 5,635	$ 20,824	$ 6,245
Depreciation	180	72	360	143
Exploration (statement)	1,455,741	-	2,167,054	-
Legal, accounting and audit	23,110	7,674	49,493	8,052
Management and consulting fees	17,736	-	21,285	-
Office and administration	31,789	12,206	43,451	21,194
Property investigations	-	76,651	-	113,985
Salaries and benefits	155,909	16,997	179,764	51,248
Shareholder communication	26,545	2,100	48,487	2,292
Trust and filing	6,300	3,136	17,651	3,853
	1,729,932	124,471	2,548,369	207,012
Other items				
Foreign exchange loss	20,187	13,012	22,501	13,012
Interest income	(16,322)	(26,586)	(24,272)	(73,117)
	3,865	(13,574)	(1,771)	(60,105)
Loss for the period	$ (1,733,797)	$ (110,897)	$ (2,546,598)	$ (146,907)
Weighted average number of common shares outstanding	12,705,042	7,182,455	11,285,832	7,182,455
Loss per share	$ (0.14)	$ (0.02)	$ (0.23)	$ (0.02)

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Six months ended June 30, 2002	Six months ended June 30, 2001
Deficit, beginning of period	$ (6,087,894)	$ (4,633,010)
Loss for the period	(2,546,598)	(146,907)
Deficit, end of period	$ (8,634,492)	$ (4,779,917)

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.

Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Cash provided by (applied to)				
Operations				
Loss for the period	$ (1,733,797)	$ (110,897)	$ (2,546,598)	$ (146,907)
Item not involving cash				
Depreciation	180	72	360	143
Common shares issued for property options	-	-	575,000	-
Changes in non-cash working capital items				
Amounts receivable and prepaids	(56,641)	(12,475)	(66,629)	(14,467)
Accounts payable and accrued liabilities	173,383	(77,093)	21,867	7,666
Advances to related parties	(15,832)	(54,750)	142,218	(54,749)
Due to related parties	8,413	-	(576,242)	-
	(1,624,294)	(255,143)	(2,450,024)	(208,314)
Financings				
Common shares issued for cash	970,107	-	1,369,574	-
Subscriptions received	(270,000)	-	-	-
	700,107	-	1,369,574	-
Decrease in cash and equivalents	(924,187)	(255,143)	(1,080,450)	(208,314)
Cash and equivalents, beginning of period	1,888,693	2,399,499	2,044,956	2,352,670
Cash and equivalents, end of period	$ 964,506	$ 2,144,356	$ 964,506	$ 2,144,356
Supplemental cash flow information				
Income taxes paid	$ -	$ -	$ -	$ -
Interest paid	$ -	$ -	$ -	$ -
Common shares issued for property options	$ -	$ -	$ 575,000	$ -

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.

Consolidated Statements of Mineral Properties Exploration Expenses

(Expressed in Canadian Dollars)

(Unaudited - prepared by management)

		Three months ended June 30,				Six months ended June 30,		
Pebble Property		2002		2001		2002		2001
Exploration expenses								
Assay and analysis	$	(1,269)	$	-	$	17,528	$	-
Drilling		564,201		-		568,590		-
Engineering		28,135		-		29,400		-
Equipment rental		14,684		-		14,684		-
Freight		32,019		-		32,019		-
Geological		218,624		-		294,272		-
Graphics		35,166		-		55,232		-
Helicopter/fixed wing		343,940		-		343,940		-
Option payments		-		-		575,000		-
Property fees/assessment		(12,217)		-		(2,173)		-
Site activities		217,692		-		223,796		-
Socioeconomic		3,642		-		3,642		-
Travel and accommodation		11,124		-		11,124		-
Incurred during the period		1,455,741		-		2,167,054		-
Cumulative exploration expenses, beginning of period		1,879,707		-		1,168,394		-
Cumulative exploration expenses, end of period	$	3,335,448	$	-	$	3,335,448	$	-

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of operations

The Company is incorporated under the Company Act of British Columbia, and its principal business activity is the exploration of mineral properties, with its principal mineral property interests located in Alaska, USA.

2. Significant accounting policies

(a) Basis of presentation and consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

On October 2, 2001, the Company incorporated a subsidiary, Northern Dynasty Mines Inc., under the laws of Alaska, USA.

The consolidated financial statements include the accounts of the Company and it's wholly-owned subsidiary. All intercompany balances have been eliminated.

(b) Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments that are readily convertible to known amounts of cash and have maturity values of three months or less from the date of purchase.

(c) Equipment

Equipment is recorded at cost and is depreciated over its estimated useful life using the declining balance method at the annual rates of 20% for office furniture and equipment, 20% for computer equipment and 30% for field equipment and automotive.

(d) Mineral property interests

Mineral property acquisition costs are deferred until the property to which they relate is placed into production, sold or abandoned. These deferred costs will be amortized over the estimated life of the property following the commencement of commercial production or written-off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. Mineral property acquisition costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period they are incurred or until a feasibility study has determined that the property is capable of commercial production. Exploration costs and option payments are expensed in the period they are incurred.

Administrative expenditures are expensed in the period incurred.

2. Significant accounting policies (continued)

(e) Share capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of the agreement to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of the exploration expenditures are transferred to the purchaser of the shares. Costs incurred to issue shares are deducted from share capital.

(f) Share purchase option compensation plan

The Company has a share purchase option compensation plan, which is described in Note 5(d). No compensation expense is recognized for this plan when share options are granted. Any consideration paid on exercise of share options is credited to share capital.

(g) Loss per share

The loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share has not been presented, as the effect on basic loss per share would be anti-dilutive.

(h) Income taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method instead of the deferral method used in the past. Under the asset and liability method, future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in a tax rate is recognized in income in the year that includes the date of enactment or substantive enactment. When the future realization of income tax assets does not meet the more likely than not criterion then a valuation allowance is provided for the difference. The Company has, for all years presented, taken a full valuation allowance against all tax assets.

The Company's accounting policy for future income taxes has no effect on the financial statements of any of the years presented.

(i) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

2. **Significant accounting policies (continued)**

(j) Translation of foreign currencies

Transactions denominated in foreign currencies including U.S. dollars are translated into Canadian dollars at the rate prevailing at the time of the transactions. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the period end rate of exchange. Exchange gains and losses arising on translation or settlement of foreign currency denominated monetary items are included in the determination of income (loss) for the period.

(k) Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, accounts payable and accrued liabilities approximate fair value do to their short-term nature.

3. **Equipment**

			Net Book Value	
	Cost	Accumulated Depreciation	June 30, 2002	December 31, 2001
Automotive	$ 4,335	$ 4,218	$ 127	$ 137
Office	15,387	14,569	863	909
Computer equipment	2,488	249	2,364	2,488
	$ 22,210	$ 19,036	$ 3,174	$ 3,534

The original cost of equipment at December 31, 2001 was $22,210.

4. **Mineral properties exploration**

Pebble Property

On November 1, 2001, the Company acquired the rights to two options granted by Teck Cominco American Incorporated ("Teck Cominco") respecting its Pebble property in southwestern Alaska.

The two options granted by Teck Cominco were acquired by the Company through an agreement with Hunter Dickinson Group Inc. ("HDG"), a private company which is related by virtue of certain directors in common. The Company has been assigned, at HDG's cost, an 80% interest, with the right to acquire a 100% interest, in the two Teck Cominco options. HDG's costs (Cdn$584,655) include the staking of 134 claims to expand the property along with 30 km of Induced Polarization surveying over the new claims.

The first option enables the Company to explore the Pebble system for more than 2 years prior to electing to purchase a 100% interest in the Pebble deposit, free from any underlying royalty. The Company can purchase the 36 claims covering the Pebble deposit by paying Teck Cominco US$10 million, in cash or shares with the same cash equivalency, prior to November 30, 2003 and purchasing the 20% HDG interest in shares at its independently appraised value. If the Company elects to issue shares to Teck Cominco in lieu of cash, the Company will manage the sale of any shares Teck Cominco wishes to sell. Any excess of Teck Cominco's resale proceeds will be credited against future option requirements and any share resale shortfall must be made up by the Company to maintain the option. Interim payments to Teck Cominco are also required including US$250,000, in cash or stock with the same cash equivalency, prior to December

4. Mineral properties exploration (continued)

31, 2001 (paid), plus 500,000 two year share purchase warrants (exercisable at $0.75)(issued December 31, 2001) and a cumulative total of 1,000,000 shares (500,000 issued March 27, 2002) and 750,000 warrants (500,000 issued March 27, 2002 exercisable at $1.15) in two tranches before December 31, 2002. If the Company purchases the Resource Lands under the first option, it also has the right under the second option to earn a 50% interest in the adjacent "Exploration Lands" by completing 60,000 feet of drilling before November 30, 2004 with two one-year extensions available for 100,000 shares each. When the Company completes the drilling, Teck Cominco can either elect to match the Company's future expenditures by forming a 50:50 joint venture or sell its 50% interest in the Exploration Lands to the Company for US$4 million and a 5% net profits interest.

Little Bald Mountain

The Company, through its 81% interest in the Little Bald Mountain ("LBM") Joint Venture, retains an 81% ownership interest in a 10% net profits interest ("NPI") in the L.B.M. Nevada property, which may be acquired by Placer Dome US Inc. by annual election for an option payment of $1,500,000 before December 31, 1995, escalating by $500,000 for each successive year thereafter until the option expires on December 31, 2003.

Pickle Lake Joint Venture

The Company holds a 37.5% participating joint venture interest in mineral properties in northwestern Ontario by paying 37.5% of the ongoing costs, of which there are currently none. The Company is searching for additional joint venture parties to fund further exploration. Alternately, the Company may elect to cease to participate and convert to a 10% net profits interest. The joint venture properties are subject to an overall 2.5% net profits interest to the original vendors.

5. Share capital

(a) Authorized

The Company's authorized share capital consists of 100,000,000 common shares without par value.

(b) Issued and outstanding

	Number of Shares	Amount
Balance, December 31, 2001	9,292,455	$ 7,907,717
Private placements (net of issue costs)	3,176,470	1,282,017
Share purchase options exercised	214,018	87,557
Property option payment	500,000	575,000
Balance, June 30, 2002	13,182,943	$ 9,852,291

5. **Share capital (continued)**

(c) Share purchase warrants

The continuity of share purchase warrants for the period ended June 30, 2002 is as follows:

Expiry date	Exercise Price	Dec. 31, 2001	Issued	Exercised	Expired/ Cancelled	June 30, 2002
July 16, 2003	$ 0.40	2,100,000	--	--	--	2,100,000
December 31, 2003	$ 0.75	500,000	--	--	--	500,000
February 20, 2004	$ 0.45	--	1,176,470	--	--	1,176,470
March 27, 2004	$ 1.15	--	500,000	--	--	500,000
April 19, 2004	$ 0.62	--	2,000,000	--	--	2,000,000
		2,600,000	3,676,470	--	--	6,276,470
Weighted average exercise price		$ 0.47	$ 0.64	$ --	$ --	$ 0.57

Subsequent to June 30, 2002, 200,000 share purchase warrants were exercised at $0.40 each.

The continuity of share purchase warrants for the year ended December 31, 2001 is as follows:

Expiry date	Exercise Price	Dec. 31, 2000	Issued	Exercised	Expired/ Cancelled	Dec. 31, 2001
July 16, 2003	$ 0.40	--	2,100,000	--	--	2,100,000
December 31, 2003	$ 0.75	--	500,000	--	--	500,000
		--	2,600,000	--	--	2,600,000
Weighted average exercise price		$ --	$ 0.47	$ --	$ --	$ 0.47

(d) Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows it to grant up to 1,435,000 share purchase options, vesting over up to two years, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death. In the case of retirement, they terminate 30 to 90 days, at management's discretion and in the case of death, they terminate at the earlier of one year after the event or the expiry of the options.

The continuity of share purchase options for the period ended June 30, 2002 is as follows:

Expiry date	Exercise Price	Dec. 31, 2001	Granted	Exercised	Expired/ Cancelled	June 30, 2002
February 17, 2002	$ 0.55	13,000	--	(13,000)	--	--
February 12, 2003	$ 0.43	8,000	--	--	--	8,000
May 15, 2004	$ 0.40	1,388,500	--	(201,018)	(7,500)	1,179,982
		1,409,500	--	(214,018)	(7,500)	1,187,982
Weighted average exercise price		$ 0.40	$ --	$ 0.41	$ 0.40	$ 0.40

Subsequent to June 30, 2002, 28,900 share purchase options were exercised at $0.40 each.

5. Share capital (continued)

The continuity of share purchase options for the year ended December 31, 2001 is as follows:

Expiry date	Exercise Price	Dec. 31, 2000	Granted	Exercised	Expired/ Cancelled	Dec. 31, 2001
February 20, 2001	$ 0.50	14,000	--	--	(14,000)	--
April 30, 2001	0.48	8,000	--	--	(8,000)	--
August 2, 2001	0.32	3,000	--	--	(3,000)	--
February 17, 2002	0.55	16,000	--	(2,500)	(500)	13,000
February 12, 2003	0.43	--	8,000	--	--	8,000
May 15, 2004	0.40	--	1,473,500	(7,500)	(77,500)	1,388,500
		41,000	1,481,500	(10,000)	(103,000)	1,409,500
Weighted average exercise price		$ 0.50	$ 0.40	$ 0.44	$ 0.42	$ 0.40

6. Related party transactions

The Company entered into the following transactions with related parties and for which the administration and exploration expenditures are paid in the normal cause of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

	Six months ended June 30, 2002	Year ended December 31, 2001
Services rendered and expenses reimbursed		
Hunter Dickinson Inc. (a)	$ 559,986	$ 333,142
Hunter Dickinson Group Inc. (b)	17,736	586,966

	As at June 30, 2002	As at December 31, 2001
Balances receivable from (payable to)		
Hunter Dickinson Inc. (a)	$ 344,937	$ 487,155
Hunter Dickinson Group Inc. (b)	(8,413)	(584,655)

(a) Hunter Dickinson Inc. ("HD") is a private company, with certain common directors, that provides geological, corporate development, administrative and management services to the Company pursuant to an agreement dated December 31, 1996. The balances receivable from HD have resulted from the Company providing periodic short-term working capital advances to HD in excess of balances payable for services rendered.

(b) Hunter Dickinson Group Inc ("HDG") is a private company with certain common directors, that provides consulting services to the Company. The balances payable to HDG have resulted from the services rendered.

7. Future income taxes

As of December 31, 2001, the Company has aggregate non-capital losses of approximately $1,213,000 available to reduce future year's taxable income in future years. These losses expire beginning in 2003. The future tax benefits, if any, resulting from the application of these losses have not been reflected in these financial statements.

8. Subsequent equity financing

During August 2002, the Company received regulatory approval and completed a $207,425 private placement financing with certain private investors comprising sophisticated purchasers and accredited financial institutions outside of Canada. The financing is comprised of 197,548 Units at a price of $1.05 per Unit with each Unit consisting of one common share and a share purchase warrant exercisable to purchase an additional share at a price of $1.15 for a sixteen month period from the date of issuance. The share purchase warrants are subject to an accelerated expiry of 45 days if the Company's shares, traded on the TSX Venture Exchange, are at a 50% premium to the warrant price for ten consecutive days.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange Issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- *income statements and cash flow statements for the current* interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff *considers an issuer to be in the development stage* when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as *specified in Section 3840* of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an

issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
   i. the name of the person;
   ii. the amount paid during the reporting period; and
   iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY	MM	DD
NORTHERN DYNASTY MINERALS LTD.			JUNE 30, 2002	2002	SEPT	05
ISSUER ADDRESS						
1020 – 800 WEST PENDER STREET						
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.		
VANCOUVER	BC	V6C 2V6	604-684-8092	604-684-6365		
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.		
BILL CAUGHILL		CONTROLLER		604-684-6365		
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS				
billc@hdgold.com		www.hdgold.com				

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
[signature]	JEFFREY R. MASON	2002	SEPT	05
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
[signature]	BRUCE A. YOUNGMAN	2002	SEPT	05

NORTHERN DYNASTY MINERALS LTD.
QUARTERLY REPORT
JUNE 30, 2002

SCHEDULE A: FINANCIAL STATEMENTS

See Consolidated Financial Statements

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

   (a) Exploration

   See Schedule A, statement

2. Related party transactions: See Schedule A, note 6

3. Summary of securities issued and options granted during the period:

   (a) Summary of securities (common shares) issued during the period:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid ($)
January 10, 2002	Common	Options	2,500	0.40	1,000	Cash	-
February 14, 2002	Common	Options	5,000	0.55	2,750	Cash	-
February 15, 2002	Common	Options	8,000	0.55	4,400	Cash	-
February 20, 2002	Common	Private placement	1,176,470	0.34	400,000	Cash	-
March 27, 2002	Common	Property acquisition	500,000	1.15	575,000	Property	-
April 5, 2002	Common	Options	38,000	0.40	15,200	Cash	-
April 15, 2002	Common	Options	2,500	0.40	1,000	Cash	-
April 16, 2002	Common	Options	15,268	0.40	6,107	Cash	-
April 19, 2002	Common	Private placement	2,000,000	0.50	1,000,000	Cash	98,903
April 23, 2002	Common	Options	7,000	0.40	2,800	Cash	-
April 24, 2002	Common	Options	2,500	0.40	1,000	Cash	-
April 24, 2002	Common	Options	7,500	0.40	3,000	Cash	-
April 24, 2002	Common	Options	5,000	0.40	2,000	Cash	-
May 9, 2002	Common	Options	2,500	0.40	1,000	Cash	-
May 15, 2002	Common	Options	15,000	0.40	6,000	Cash	-
May 15, 2002	Common	Options	2,500	0.40	1,000	Cash	-
May 16, 2002	Common	Options	10,000	0.40	4,000	Cash	-
May 16, 2002	Common	Options	5,000	0.40	2,000	Cash	-
May 21, 2002	Common	Options	2,500	0.40	1,000	Cash	-
May 21, 2002	Common	Options	5,000	0.40	2,000	Cash	-
May 21, 2002	Common	Options	10,000	0.40	4,000	Cash	-
May 21, 2002	Common	Options	3,750	0.40	1,500	Cash	-
May 23, 2002	Common	Options	2,500	0.40	1,000	Cash	-
May 27, 2002	Common	Options	2,500	0.40	1,000	Cash	-
May 27, 2002	Common	Options	10,000	0.40	4,000	Cash	-

Date of Issue	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid ($)
May 27, 2002	Common	Options	21,000	0.40	8,400	Cash	-
May 29, 2002	Common	Options	5,000	0.40	2,000	Cash	-
June 3, 2002	Common	Options	2,500	0.40	1,000	Cash	-
June 4, 2002	Common	Options	2,500	0.40	1,000	Cash	-
June 5, 2002	Common	Options	5,000	0.40	2,000	Cash	-
June 10, 2002	Common	Options	2,500	0.40	1,000	Cash	-
June 18, 2002	Common	Options	11,000	0.40	4,400	Cash	-

b) Summary of stock options granted during the period: Nil

4. Summary of securities as at the end of the period:

(a) Authorized capital: 100,000,000 common shares without par value

(b) Shares issued: 13,182,943 common shares without par value

(c) Summary of options, warrants and convertible securities outstanding: See Schedule A, note 5

(d) Number of common shares held in escrow: Nil

Number of common shares subject to pooling: Nil

5. List of directors/executives:
Robert G. Hunter, Co-Chairman
Robert A. Dickinson, Co-Chairman
Ronald W. Thiessen, President and CEO
Bruce A. Youngman, Vice President
Jeffrey R. Mason, Chief Financial Officer, Secretary
David J. Copeland
Scott D. Cousens

SCHEDULE C: MANAGEMENT DISCUSSION

Northern Dynasty is a mineral exploration company. In October 2001, the Company acquired options to explore and purchase the Pebble Project in Alaska, USA from Teck Cominco American Incorporated ("Teck Cominco").

Pebble Project, Alaska

The Pebble copper-gold-molybdenum project is the principle focus of the Company's current exploration activities. The property is located about 380 km southwest of Anchorage and 95 km from tidewater at Cook Inlet. Exploration has indicated the presence of a large northeasterly trending mineralized system associated with a multi-phase intrusive complex. At the northeastern end of the system, Teck Cominco outlined the Pebble porphyry copper-gold deposit, which has estimated inferred mineral resources of one billion tonnes grading 0.3% Cu and 0.34 g/t Au (Cominco 2000 Annual Report) and a higher-grade core of 54 million tonnes grading 0.54% Cu and 0.46 g/t Au (CIM Special Volume, 1985). The deposit and higher-grade core zone are incompletely defined and remain open to expansion.

The mineralizing system is defined by a 89 square km Induced Polarization chargeability anomaly, measuring 21 km in length and up to 9 km in width, that coincides with extensive, moderate to strong, copper-gold-molybdenum soil geochemical anomalies. Northern Dynasty believes that the Pebble deposit is associated with only one of several coalescing sulphide-rich hydrothermal systems that combined to create the large anomaly. The Company completed an initial drilling program in May–June 2002, to test a variety of geological and geochemical targets within the extensive copper-gold-molybdenum mineralized system. Forty-one, widely spaced, core holes (5,300 m) were drilled, resulting in three new discoveries.

A new copper-gold-molybdenum porphyry deposit was discovered by drill holes 34 and 38, spaced 450 m apart, and located 12 km southwest of the Pebble deposit. Both holes encountered wide intervals of gold-copper-molybdenum porphyry-style mineralization. Hole 34 intersected 64 m grading 0.30% Cu and 0.20 g Au/t. Hole 38 intersected 160 m grading 0.32% Cu and 0.33 g Au/t. Assay results show excellent continuity of mineralization and correlation between gold and copper values.

Substantial copper-gold values were encountered in chalcopyrite-pyrrhotite skarn mineralization in drill hole 37, located 16 km to the southwest of the Pebble deposit and 5 km west of hole 38. Drill hole 37 intersected 79 m grading 0.40% Cu and 1.00 g Au/t, including 6.5 m grading 1.72% Cu and 3.63 g Au/t. This newly discovered copper-gold body is associated with a very strong, one kilometre-long, east-west trending gold-copper soil geochemical anomaly that is open in both directions.

High grade gold was encountered 5 km south of the Pebble deposit in drill hole 25 that intersected 28.90 g Au/t over 6.1 m. This hole is situated within an intense gold in soil geochemical anomaly, measuring 800 m by 800 m, and is 350 m southwest of historic Teck Cominco drill hole number 9, which intersected an interval grading 33.90 g Au/t over 1.5 m.

Northern Dynasty commenced a second phase of exploration in early August 2002. At the copper-gold-molybdenum porphyry discovery, grid-style drilling is planned to determine the geometry and grade of the deposit and to locate a high-grade core zone. Systematic drilling will be conducted along the strong, east-west geochemical trend associated with the new copper-gold skarn discovery. In addition, a detailed evaluation of all available data, followed up by a field examination will be made to plan an effective delineation program for the high-grade gold discovery. Further "wildcat" drilling is planned to test additional copper-gold porphyry and high-grade gold targets on the property.

Other Properties

Northern Dynasty also has an interest in the Little Bald Mountain ("LBM") property in Nevada, USA and other mineral properties in Ontario, Canada. The Company holds an 8.1% net profits interest ("NPI") in the LBM property, which may be acquired by Placer Dome U.S. Inc. by annual election for an option payment of $1,500,000 before December 1995, escalating by $500,000 for each successive year thereafter until the option expires on December 31, 2003. The Company also holds a 37.5% participating joint venture interest, subject to a 2.5% NPI held by the original owners, in mineral properties in northwestern Ontario under the Pickle Lake Joint Venture; Northern Dynasty is searching for additional joint venture partners to fund further exploration on these properties. The Company has not done any work on either the LBM or Pickle Lake properties in fiscal 2002.

Market Trends

Market analysts have forecast that the gold price could increase to as high as US$340/oz in 2002. At August 2002, gold has been trading at more than $300/oz for several months, and reached as high as US$320/oz in both June and July.

Copper prices have also improved in 2002, and were US$0.75/lb during June and July. Prices of greater than US$0.90/lb have been forecast for the period of 2003 to 2006.

Financial review

On March 6, 2002, the Company announced that it had reached agreement in principle with certain private investors to privately place 2,000,000 Units at a price of $0.50 per Unit. Each Unit comprises one share and one share purchase warrant exerciseable to purchase an additional share at a price of $0.62 for a two-year period from the date of issuance. The Company paid placement fees of $98,902 in accordance with TSX Venture Exchange Policies on a portion of the private placement. The offering closed April 19, 2002. Proceeds from the placement will be used for working capital and the advancement of the Pebble Project.

NORTHERN DYNASTY MINERALS LTD.
QUARTERLY REPORT
JUNE 30, 2002

The following table shows the variation between proposed expenditures from the gross proceeds from $2 million in financings that were completed to June 30, 2002 and the actual expenditures to the end of the second quarter. The proposed exploration program included provisions for option payments (amount given in Results of Operations below) and the cost, including support, for 4,575 m (15,000 feet) of diamond drilling. As shown, the actual cost of this program was about $400,000 less than expected even though 5,300 m were drilled. These funds were available for the follow-up drilling program that commenced in early August, as described in the management discussion and analysis section above. Similarly, monies reserved for working capital had not been spent to the end of June and remains available. Actual administrative costs for the six months ending June 30, 2002 were significantly higher than the proposed costs for one year. This is due to the higher than anticipated administrative support required for the field program and legal costs associated with corporate filing requirements.

Financings and Expenditures

	Proposed	Actual
Proposed exploration program (including option payments)	$ 2,000,000	$ 1,592,054
Administrative expenses	365,000	381,385
Reserved for working capital	455,000	-
Total	$2,820,000	$ 1,973,369

At June 30, 2002, Northern Dynasty has a positive working capital position of $1.22 million, as compared to $2.25 million at the end of the previous quarter and the Company is debt free. Northern Dynasty has 13,182,943 issued and outstanding shares.

Subsequent to the end of the quarter on July 29, 2002, the common shares of Northern Dynasty commenced trading on the OTC Bulletin Board ("OTCBB") in the United States. Northern Dynasty now trades on the TSX Venture Exchange (symbol NDM) and the OTCBB (symbol NDMLF).

At the end of August 2002, Northern Dynasty received regulatory approval and completed a $0.21 million private placement financing by issuing 197,548 Units; each Unit comprises one common share and a 16-month share purchase warrant. The price of each Unit is $1.05 and the price of each warrant is $1.15. The warrant term is subject to an accelerated expiry in the event that Northern Dynasty's common shares trade at a trigger price, which is a 50% premium to the warrant price, before the 16-month expiry date but after the four-month hold period applicable to the Units under Canadian Securities resale rules.

Results of Operations

The Company has recorded a loss of $1,733,797 in the second quarter of fiscal 2002, as compared to $812,801 in the first quarter, and $2,546,598 in the first six months of 2002. The loss and expenditures in fiscal 2002 are much greater than in the first six months of fiscal 2001 ($146,907) when the Company did not have an active exploration property. The highest expenditures in the year to date have been on exploration. Exploration expenses excluding option payments to June 30, 2002 are $1,592,054, compared to Nil in the same period of fiscal 2001 when the Company was evaluating new properties for acquisition, and had no active exploration programs.

Expenses for the second quarter of 2002 were $1,729,932, compared to $818,437 in the first quarter. The increase is due to exploration activities at site during the second quarter. Exploration expenditures during the quarter were $1,455,741, compared to $711,313 (including option payments) in the prior three-month period.

The largest exploration expenditures in Q2 2002 were for drilling ($564,201) and helicopter/fixed wing costs ($343,940) to transport drills and personnel for exploration activities at site during May and June. Other significant exploration expenditures have been for geological work involving mapping, logging core and supervising site activities (June 30, 2002 - $218,624; March 31, 2002 - $75,648), and site activities that include construction and maintenance of the camp facilities, and drill site preparation and reclamation (June 30, 2002 - $343,940; March 31, 2002 - $6,104).

Salaries and benefits (June 30, 2002 - $155,909; March 31, 2002 - $23,855) have increased due to annual reporting and the additional administrative support required for the active field program, which got underway during the second quarter. Office and administration costs (June 30, 2002 - $31,789; March 31, 2002 - $11,662) also increased from the first quarter of the fiscal year because of the additional support required for the field program. Other significant administration costs were for legal, accounting and audit (June 30, 2002 - $23,110; March 31, 2002 – $26,383), and shareholder communications (June 30, 2002 - $26,545; March 31, 2002 - $21,942), both of which have remained at a constant level over the two quarters. All of these costs are higher than in 2001; during the first six months of 2001, the highest expenditure was on property investigations prior to its acquisition of the Pebble project.

Related Party Transactions

Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia is a private company with certain directors in common with Northern Dynasty that carries out geological, corporate development, shareholder communications, administration and other management activities for the Company. HDI is reimbursed on a full cost-recovery basis. With the initiation of the field programs in the second quarter of fiscal 2002, Northern Dynasty paid $401,936 to HDI, as compared to $158,050 in the first quarter. In accordance with the existing management agreement, dated December 31, 1996 between HDI and Northern Dynasty, there is a balance receivable from HDI of $344,937, resulting from periodic short-term working capital advances to HDI in excess of balances payable for services rendered.

NORTHERN DYNASTY MINERALS LTD.
Corporate Information

Officers

Robert G. Hunter
Co-Chairman

Robert A. Dickinson
Co-Chairman

Ronald W. Thiessen
President and Chief Executive Officer

Bruce A. Youngman
Vice-President

Jeffrey R. Mason
Secretary and Chief Financial Officer

Directors

David J. Copeland
Scott D. Cousens
Robert A. Dickinson
Robert G. Hunter
Jeffrey R. Mason
Ronald W. Thiessen
Bruce A. Youngman

Corporate Address and Investor Services

Northern Dynasty Minerals Ltd.
1020 – 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Telephone (604) 684-6365
Facsimile (604) 684-8092
Toll-free 1-800-667-2114
e-mail: info@hdgold.com
web site: www.hdgold.com

Attorneys

Lang Michener
Barristers and Solicitors
1500 – 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 4N7

Auditors

De Visser Gray
Chartered Accountants
401 – 905 West Pender Street
Vancouver, British Columbia
Canada V6C 1L6

Transfer Agent

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Bank

Canadian Imperial Bank of Commerce
400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Listings
TSX Venture Exchange: NDM
Over-the-Counter Bulletin Board: NDMLF

Share Capitalization
(at June 30, 2002)
Common Authorized 100,000,000
Issued and Outstanding 13,182,943